

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 19, 2014

C. Richard Ropka, LLC
215 Fries Mill Road
Turnersville, NJ 08012

Re: Avondale Funds ("Avondale")
File Nos. 811-22981

Dear Mr. Ropka:

On August 20, 2014, Avondale filed a registration statement on N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("ICA") for the registration of the Avondale Core Investment Fund ("Fund"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Annual Fund Operating Expenses (unnumbered)

1. Explain why the "Other Expenses" line item discloses a "0.00%" expense.

2. Disclose in a footnote to the table that "Other Expenses" are based on estimated amounts for the current fiscal year. (Item 3; Instruction 6(a))

3. Delete the "*5 Years*" and "*10 Years*" entries from the Example. (Item 3; Instruction 6(b))

4. Footnote 3 states that "[*t*]*he Management Services Agreement may, on sixty (60) days written notice, be terminated with respect to a Fund, at any time without the payment of any penalty, by the Board of Trustees or by a vote of a majority of the outstanding voting securities of the Fund, or by Management.*" If the Management Services Agreement contains the waiver and reimbursement provisions, disclose whether the waiver and reimbursement provisions can be unilaterally terminated by management or whether the termination is subject to Board approval.

Principal Investment Strategies of the Fund (unnumbered)

5. The first paragraph references "high yield bonds." Disclose that such securities are also known as "junk bonds."

6. The fourth paragraph states that "[*u*]*nder normal market conditions, the Fund's portfolio will invest in 15 to 45 securities*" and that the Fund is "*unconstrained with regards to asset allocation*." The following paragraph states that the Fund "*will not concentrate in any particular industry or group of industries*." Explain how the Fund will be "unconstrained" if it also will not be concentrated.

7. The "*Principal Risks of Investing in the Fund*" references both "*Investment Company Securities Risk*" and "*Real Estate Risk*." If these are principal risks, disclose the corresponding principal investment strategies.

8. Under the caption "*Investment Companies Risk*," disclose that the investment practices of the underlying funds (such as the use of derivatives) may subject an underlying fund to lose more than its original investment.

Principal Risks of Investing in the Fund (unnumbered)

9. Include the discussion in the second paragraph under a caption relating to market risk.

10. The first paragraph states that *"[t]he common stock and other equity type securities purchased by the Fund may involve large price swings and potential for loss."* Disclose whether the debt securities purchased by the fund may also have the same potential for loss.

11. Include the discussion in the third paragraph under a caption relating to foreign investing. That paragraph also states "[*t*]*hese risks may be heightened in connection with investments in emerging markets.*" Provide a more fulsome summary of the risks of investing in emerging markets under a separate caption. The statement "[*i*]nvestments in securities issued by entities domiciled in the United States may also be subject to many of these risks" should be included under a caption discussing market risk or U.S. investing risk.

12. The fourth paragraph of the "*Principal Investment Strategies of the Fund*" section states that *"[t]he Fund is unconstrained with regards to asset allocation and may hold up to 100% of its assets in equity securities or up to 100% of its assets in fixed income securities depending on where the Adviser finds compelling value."* Include disclosure of the risk of managing the Fund "*unconstrained with regards to asset allocation*."

13. The fourth paragraph of the "*Principal Investment Strategies of the Fund*" section also states that *"[i]f the Adviser does not find enough investments that meet the Adviser's criteria it may maintain without limitation a significant portion of the Fund's assets in cash or cash-equivalents such as money-market funds, certificates of deposit and short term debt obligations."* We note that the prospectus contains disclosure regarding the "*Risks Associated with the Holding Fund Holding Cash.*" Include disclosure of what circumstances would cause the Adviser to "*not find enough investments that meet the Adviser's criteria.*"

14. Include disclosure about the risk of investing in inverse funds given the discussion in the section "*Principal Investment Strategies of the Fund*" that "[*u*]*nder extreme circumstances, the Adviser may hedge the portfolio using inverse funds.*" In addition, provide disclosure about or examples of what "*extreme circumstances*" would lead to a decision to hedge with inverse funds, as well as a plain English description of "inverse funds."

15. The heading *"New Fund Risk"* states that *"the Advisor has limited experience to no experience, as a manager of a registered investment company."* Does the Advisor have *"limited"* or *"no"* experience as a manager of a registered investment company? In addition, the statement "[*w*]*hile the Advisor may have experience in investment-related activities and in managing private investment funds…*" is neither permitted nor required in the discussion of the Fund's principal risks.

Additional Information About the Funds (unnumbered)

16. The third paragraph under the heading "*The Principal Investment Strategy of the Fund*" states that "[*o*]*nce exceptional partners have been identified, the Adviser evaluates each investment opportunity using an approach known as 'value investing.'* " Clarify that the "exceptional partners" are those deemed exceptional by the Adviser.

Trustee Qualifications (unnumbered)

17. The second paragraph states that *"Scott Krisiloff has seven years of experience working in the investment industry."* Discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Krisiloff should serve as a director for the Fund in light of the Fund's business and structure. Disclose Mr. Krisiloff's particular areas of expertise or other relevant qualifications. (Item 17)

18. The fourth paragraph states that "[*i*]*n addition to his knowledge of the investment management industry, Mr. Amini has extensive understanding of regulatory compliance standards and practices.*" Discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Amini should serve as a director for the Fund in light of the Fund's business and structure. Disclose Mr. Amini's particular areas of expertise or other relevant qualifications, particularly how he acquired his "*extensive understanding of regulatory compliance standards and practice.*" (Item 17)

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6852.

Sincerely,

/s/ Catherine C. Gordon

Catherine C. Gordon
Senior Counsel